October 19, 2010
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7553
Re: Bravo Brio Restaurant Group, Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-167951
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of 8,333,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Eastern Time) on October 20, 2010, or as soon thereafter as is practicable.
     In connection with the above-referenced Registration Statement, we wish to advise you that during the period from October 7, 2010 to the date of this letter, 480 copies of the Preliminary Prospectus dated October 7, 2010 have been distributed as follows: 470 to prospective institutional investors; 10 to prospective individual investors; and 0 to prospective underwriters, prospective dealers, rating agencies and others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

Jefferies & Company, inc.

By: /s/ John P. Walsh

Name: John P. Walsh Title: Managing Director

Piper Jaffray & Co.

By: /s/ Christie L. Christina

Name: Christie L. Christina Title: Managing Director

Wells Fargo Securities, LLC

By: /s/ Richard Tobin

Name: Richard Tobin Title: Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters